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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Prima Energy Corporation
(Name of Subject Company)

Prima Energy Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.015 par value per share
(Title of Class of Securities)

741901201
(CUSIP Number of Class of Securities)

Neil L. Stenbuck
Executive Vice President—Finance,
Chief Financial Officer and Treasurer
Prima Energy Corporation
1099 18th Street, Suite 400
Denver, Colorado 80202
(303) 297-2100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Thomas H. Maxfield, Esq.
Baker & Hostetler LLP
303 East 17th Avenue, Suite 1100
Denver, Colorado 80203-1264
(303) 861-0600

Eric J. Geppert, Esq.
Baker & Hostetler LLP
312 Walnut Street, Suite 3200
Cincinnati, Ohio 45202
(513) 929-3400

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

        Name and Address.    The name of the subject company is Prima Energy Corporation, a Delaware corporation ("Prima" or the "Company"). The principal executive offices of Prima are located at 1099 18th Street, Suite 400, Denver, Colorado 80202 and the telephone number at such principal executive offices is (303) 297-2100.

        Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is the common stock, par value $0.015 per share, of Prima, which is hereinafter referred to as the "Shares." As of June 7, 2004, there were 12,981,192 Shares issued and outstanding, excluding 348,406 Shares held by Prima in its treasury and 961,650 Shares issuable pursuant to options ("Options") granted under Prima's option plans. All references herein to "Shares" include the associated rights (the "Rights") to purchase shares of preferred stock issued pursuant to the Rights Agreement dated May 23, 2001 (as amended, the "Rights Agreement"), between Prima and Computershare Trust Company, Inc., as rights agent.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

        Name and Address.    The name, business address and business telephone number of Prima, which is the filing person for purposes of this Schedule 14D-9, are set forth in Item 1 above.

        Tender Offer.    This Schedule 14D-9 relates to the offer by Raven Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Petro-Canada (US) Holdings Ltd., a Delaware corporation ("Parent") and indirect wholly-owned subsidiary of Petro-Canada, a Canadian corporation ("Petro-Canada"), disclosed in a Tender Offer Statement on Schedule TO dated June 23, 2004 filed by Petro-Canada, Purchaser and Parent with the Securities and Exchange Commission (the "SEC") (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $39.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2004, and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9.

        The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the voting power (determined on a fully diluted basis) of all securities of Prima entitled to vote in the election of directors or in a merger (the "Minimum Condition"). Prima has represented and warranted to the Parent in that certain Agreement and Plan of Merger, dated as of June 9, 2004, by and among Purchaser, Parent and Prima (the "Merger Agreement") that, as of June 7, 2004, 13,329,598 Shares were issued and outstanding, of which 348,406 Shares were held by Prima, and 961,650 Shares were issuable pursuant to Options granted under Prima's option plans. Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or convertible securities convertible into, Shares) have been issued since June 7, 2004 (other than Shares issued pursuant to the exercise of the stock options referred to above), if 6,971,422 Shares were validly tendered and not withdrawn prior to the Acceptance Date (as hereinafter defined) pursuant to the terms of the Offer, the Minimum Condition would be satisfied. Certain stockholders, who own 2,847,615 outstanding Shares, have agreed to tender their Shares in the Offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Stockholder Agreements."

        The Offer is being made pursuant to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("DGCL"), Purchaser will be merged with and into Prima (the "Merger"). As a result of the Merger,

Prima will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Prima or Shares owned by Purchaser, or any direct or indirect wholly owned subsidiary of Parent or any wholly-owned subsidiary of Prima, and other than Shares held by stockholders who are entitled to and have properly exercised appraisal rights under the DGCL) shall be canceled and converted automatically into the right to receive the Offer Price (the "Merger Consideration"). Stockholders who have properly demanded appraisal rights in accordance with Section 262 of the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL.

        The Offer to Purchase states that the principal offices of Petro-Canada are located at 150 - 6th Ave. S.W., Calgary, Alberta, Canada T2P 3Y7 and that the telephone number at such principal offices is (403) 296-8000. The principal offices of Parent are located at c/o Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808 and its telephone number is (800) 927-9800. The principal address of Purchaser is c/o Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808 and its telephone number is (800) 927-9800.

        All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Petro-Canada, Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to Prima by Parent, and Prima takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

        Unless the context indicates otherwise, as used herein, references to "you" or "Stockholders" shall mean holders of Shares and references to "we" or "us" shall mean Prima. All references to $ shall mean U.S. dollars unless otherwise specified.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Certain contacts, agreements, arrangements or understandings between Prima or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") attached as Annex A hereto and incorporated herein by reference pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder (the "Exchange Act"). Except as described or referred to in this Schedule 14D-9 (including in the Exhibits hereto and in the Information Statement) or incorporated in this Schedule 14D-9 by reference, to the knowledge of Prima, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Prima or its affiliates and (1) Prima's executive officers, directors or affiliates or (2) Petro-Canada, Parent, Purchaser or their executive officers, directors or affiliates.

        In considering the recommendation of the Board of Directors of Prima (the "Board of Directors") with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, Stockholders should be aware that certain executive officers and directors of Prima have interests in the Offer and the Merger which are described below and in Annex A, and which may present them with certain potential conflicts of interest.

        The Board of Directors was aware of these potential conflicts of interest and considered them along with the other matters described below in "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors."

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions of the Offer contained in "Section 12. Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement;

Appraisal Rights" and "Section 14. Conditions of the Offer," respectively, of the Offer to Purchase, which is being mailed to Stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summaries are qualified in their entireties by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        In the Merger Agreement, Prima granted to Parent the right to designate members of the Board of Directors of Prima effective upon the acceptance by Parent or Purchaser of Shares for payment pursuant to the Offer. Additional information with respect to the appointment of directors is contained in the Information Statement attached to this Schedule 14D-9 as Annex A and a summary of Parent's right to appoint members to the Board of Directors is contained in the "Introduction" and "Section 12. Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights—The Merger Agreement—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer" of the Offer to Purchase.

        In connection with its approval of the Merger Agreement, the Board of Directors of Prima also approved an amendment to the Rights Agreement to provide that (i) a public announcement of the intention of any person to commence a tender or exchange offer that would result in any person becoming the beneficial owner of 15% or more of the Shares would not trigger a distribution date (as defined in the Rights Agreement), (ii) the Rights will expire immediately prior to the Effective Time, and (iii) Parent, Purchaser, the Merger Agreement, the Offer, the Stockholder Agreements, and the consummation of the transactions contemplated by the Merger Agreement are excepted from the Rights Agreement.

        Stockholder Agreements.    Each of Prima's executive officers and directors, BRAKEMAKA LLLP (a family-owned limited liability limited partnership affiliated with Richard H. Lewis), Robert G. James, the Robert G. James IRA Rollover Account and the Robert and Ardis James Foundation, who together own 2,847,615 Shares (or approximately 21.9% of the issued and outstanding Shares as of June 7, 2004), as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into a Stockholder Agreement (each, a "Stockholder Agreement," and, collectively, the "Stockholder Agreements"), dated as of June 9, 2004, with Parent and Purchaser. Pursuant to their respective Stockholder Agreements, the signatories have agreed, among other things, and subject to certain conditions, (i) to tender their Shares in the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) to vote their Shares in favor of the Merger Agreement and the approval of the Merger. A summary of the Stockholder Agreements is also contained in "Section 12. Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights—The Stockholder Agreements" of the Offer to Purchase. The foregoing summaries are qualified in their entireties by reference to the Stockholder Agreements, which have been filed as Exhibits (e)(2) – (e)(16) to this Schedule 14D-9 and are incorporated in this Section 14D-9 by reference.

        Confidentiality Agreement.    On October 27, 2003, Prima, Petro-Canada and Petro-Canada Oil and Gas entered into a Confidentiality Agreement (the "Confidentiality Agreement") in which the parties agreed that, subject to the terms and conditions set forth therein, all non-public information provided by the parties will be used solely in connection with exploring a possible business combination between Petro-Canada and Prima, and that such information will be kept confidential. In addition, the parties agreed to a two-year standstill agreement, whereby the parties are prohibited from taking various actions without the prior consent of the other parties during such period that would result in, among other things, the acquisition of the securities of the other party or its affiliates or a merger or business combination involving the other party. A summary of the Confidentiality Agreement is also contained in "Section 12. Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights—The Confidentiality Agreement" of the Offer to Purchase. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Agreements Between Prima and Its Executive Officers, Directors and Affiliates

        Retention and Severance Plan.    The Compensation Committee of Prima's Board of Directors began to evaluate establishing a retention and severance plan for the Company's employees in November 2003. At subsequent meetings, the Committee reviewed data on comparable plans implemented by other companies and various versions of a draft plan document. In May 2004, the Committee approved a retention and severance plan for all Company employees, including its executive officers, but not including directors solely in their capacity as directors. As a result of negotiations with Petro-Canada in connection with the Offer and the Merger, Richard H. Lewis agreed not to participate in the plan. It was further agreed to strengthen the retention aspects of the plan by extending the overall earn-out period from up to 120 days to 1 year. The plan was amended and restated as of June 8, 2004 (the "Plan") to reflect the results of these negotiations.

        Under the Plan, the Company's six executive officers (excluding Mr. Lewis) are eligible to receive additional compensation if they continue their employment with the Company or its successor for one year following the occurrence of a "change of control" or if, during that one-year period, their employment is terminated either by them for "good reason" or by the Company or its successor without "cause." The consummation of the Offer will constitute a "change of control" under the Plan. The Plan also provides that payments or benefits to which a participant is entitled under the Plan will be reduced if and to the extent required to avoid excise taxes imposed by Section 4999 of the U.S. Internal Revenue Code (the "Code") or loss of deduction by the Company under Section 280G of the Code.

        The Compensation Committee has fixed the amount of additional compensation that may be earned by the Company's named executive officers under the Plan if a "change of control" occurs before October 1, 2004, as follows: Neil L. Stenbuck, $862,500; Michael R. Kennedy, $425,500; Michael J. McGuire, $407,100; Edward L. McLaughlin, $368,000; and John H. Carpenter, $230,000; subject in each case to any reductions that may be required to avoid the imposition of excise tax under Section 4999 of the Code or loss of deduction by the Company or its successor under Section 280G of the Code. The total cash amounts that may be payable to the executive officers as a group (including the named executives) would be approximately $2.5 million.

        Effects of the Offer and Merger Agreement under Prima's Stock Option Plans.    Each of Prima's stock option plans (collectively, the "Prima Plans") having options outstanding that are not fully vested contains a change in control provision that is applicable to all options granted thereunder. The change in control provisions, which are substantially identical, provide that upon the occurrence of an event resulting in a "change in control" of Prima, each outstanding option to acquire Shares under any of the plans will become fully vested and exercisable immediately prior to the "change in control." Consummation of the Offer will constitute a "change of control" for purposes of these Prima Plans and the stock options granted thereunder. The Merger Agreement provides that at or immediately prior to the consummation of the Merger, each option to acquire Shares granted under any of Prima Plans, whether or not then vested or exercisable, will be canceled and converted into and will thereafter represent only the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the per Share exercise price of such stock option and (ii) the number of Shares subject to such stock option. The payment will be reduced by any income or employment tax withholding required under the U.S. Internal Revenue Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such stock option.

        The Merger Agreement provides that all stock options for Shares that have not been exercised as of the Effective Time and which have a per Share exercise price equal to or exceeding the per share

Merger Consideration will be canceled and forfeited at such time. Prima has no such options outstanding.

        Prima will take all requisite action so that, immediately following the payments and forfeitures related to such stock options, each stock option will be canceled and, after all outstanding stock options under Prima Plans have been canceled, all Prima Plans will be terminated.

        The following table sets forth, with respect to each of the executive officers of Prima as a group and non-employee directors of Prima as a group as of June 7, 2004:

  •
  The number of Shares subject to options held by such persons that will be exercisable immediately upon the consummation of the Offer;

  •
  The range of exercise prices of the options held by such persons; and

  •
  The weighted average exercise price per share of the options held by such persons.

	Number of Shares Subject to Options	Range of Exercise Prices	Weighted Average Exercise Price/Share
Executive Officers as a Group	728,250	$4.41 – $33.25	$16.24
Non-employee Directors as a Group	156,375	$6.67 – $33.35	$21.12

        The beneficial ownership table included in the Information Statement attached to this Schedule 14D-9 as Annex A sets forth the beneficial ownership of Shares and stock options of Prima's executive officers and non-employee directors as of June 7, 2004.

Cash Amounts Payable to Executive Officers and Directors Related to Stock Options

        The total cash amounts payable to the executive officers, as a group, and to all non-employee directors, as a group, related to outstanding stock options as a result of the Merger Agreement and the transactions contemplated thereby are approximately $16.9 million and $2.9 million, respectively.

        Directors' and Officers' Indemnification and Insurance.    In the Merger Agreement, the Surviving Corporation has agreed, from and after the consummation of the Merger, to indemnify, defend and hold harmless to the fullest extent permitted by law the present and former officers and directors of Prima and its subsidiaries against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time. In addition, in the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors and officers of Prima or any of its subsidiaries as provided in Prima's certificate of incorporation or bylaws, as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Merger, will survive the Merger and continue in full force and effect. Parent also agreed to cause the Surviving Corporation to maintain in effect for a period of six years after the consummation of the Merger, in respect of acts or omissions occurring prior to such time, policies of directors' and officers' liability insurance. Such policies will provide coverage no less favorable than that provided for the individuals who are covered by Prima's existing policies. However, the Surviving Corporation is not required in order to maintain such policies to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by Prima to maintain its existing policies, and if the annual premium for such insurance will exceed such 200% in any year, the Surviving Corporation is only obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided, however, that Parent and the Surviving Corporation may satisfy this obligation by purchasing a six-year "tail" policy under Prima's existing current directors' and officers' liability insurance. If the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation, or such successor or assign, as the case may be, assume such obligations.

        Pursuant to the Merger Agreement, the indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified under this provision of the Merger Agreement (whether or not a party to the Merger Agreement).

        Employee Benefit Arrangements.    The Merger Agreement provides that from and after the consummation of the Merger, Prima's employees who continue their employment with Prima (the "Continuing Employees") will, at the option of Parent, either continue to be eligible to participate in Prima's benefit plans that are continued by Prima at the option of Parent or will be eligible to participate in the same manner as similarly situated employees in employee benefit plans sponsored or maintained by Parent. Parent will (to the extent permitted under the terms of Parent's existing employee benefits plan) recognize the prior employment with Prima of each of the Continuing Employees in connection with all employee benefit plans of Parent in which Continuing Employees are eligible to participate following the Effective Time for eligibility and vesting purposes (but not for benefit accrual purposes under any defined benefit plans). Parent, the Surviving Corporation and their affiliates will have the right to terminate the employment of any employee, with or without cause, or to amend or to terminate any employee benefit plan of Parent established, maintained or contributed to by Parent or any of its affiliates after the Effective Time.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        Stockholder Agreements.    Each of Prima's executive officers and directors, BRAKEMAKA LLLP (a family-owned limited liability limited partnership affiliated with Richard H. Lewis), Robert G. James, the Robert G. James IRA Rollover Account and the Robert and Ardis James Foundation, who together beneficially own 2,847,615 Shares (or approximately 21.9% of the issued and outstanding Shares as of June 7, 2004), as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into a Stockholder Agreement dated as of June 9, 2004 with Parent and Purchaser. Pursuant to their respective Stockholder Agreements, the signatories have agreed, among other things, and subject to certain conditions, (i) to tender their Shares in the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) to vote their Shares in favor of the Merger Agreement and the approval of the Merger. A summary of the Stockholder Agreements is also contained in "Section 12. Purpose of the Offer and the Merger; Plans for Prima; The Merger Agreement; The Stockholder Agreements; The Confidentiality Agreement; Appraisal Rights—The Stockholder Agreements" of the Offer to Purchase. Such summary is qualified in its entirety by reference to the Stockholder Agreements, which have been filed as Exhibits (e)(2) – (e)(16) to this Schedule 14D-9 and are incorporated in this Section 14D-9 by reference.

        Recommendation.    The Board of Directors of Prima, by unanimous vote of all of the directors at a meeting duly held on June 8, 2004, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Prima and Stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and (3) recommended that Stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Prima Board of Directors unanimously recommends that Stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A letter to Stockholders communicating the Board of Directors' recommendation and the press release issued by Prima announcing the execution of the Merger Agreement are filed as Exhibits (a)(2) and (a)(5)(A), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

        General Background of the Offer.    Over the last nine months, four parties in addition to Parent signed confidentiality agreements with Prima, expressed an interest in acquiring or merging with Prima and conducted varying levels of due diligence investigations. During that period, Prima or its representatives contacted 21 companies to gauge levels of interest, and held preliminary discussions with 12 companies and senior management level meetings with five companies. Except for the offer of Parent, described in more detail below, none of those other companies made a proposal or offer to acquire Prima.

        At a meeting of Prima's Board of Directors on October 14, 2003, senior management was authorized to engage Waterous International (USA), Inc. ("Waterous") to contact four companies identified by Waterous as potential merger partners for Prima. Following the Board meeting, Prima's senior management met with management of two of these companies, each of which signed confidentiality agreements, and had follow-up full-day meetings with expanded technical presentations. One of these companies was Petro-Canada. As part of the Board discussion concerning the engagement of Waterous at the October 14, 2003 Board meeting, the Board asked a representative of Baker & Hostetler LLP who was present at the meeting to discuss with the Board the Board's fiduciary duties under Delaware law relative to a business combination involving Prima, both with respect to a strategic merger and a cash sale of Prima.

        Waterous advised Prima in early November 2003 that Waterous was proposing to enter into a financial advisory agreement with Petro-Canada, and that if a transaction moved forward between Prima and Petro-Canada, Waterous would withdraw from such agreement with Petro-Canada.

        The initial meeting between Prima and Petro-Canada occurred at Waterous' offices in Denver on November 13, 2003. Participants included Richard Lewis and Neil Stenbuck, Prima's Chief Executive and Chief Financial Officers; Don Clague and Francois Langlois, Petro-Canada's Vice President of Production for North American Natural Gas and Vice President of Exploration for North American Natural Gas; and representatives of Waterous.

        Follow-up meetings with Petro-Canada took place at Waterous' Denver office on December 2 and 3, 2003, which were attended by representatives of Prima, including Messrs. Lewis and Stenbuck, Michael R. Kennedy, Executive Vice President of Engineering and Operations, and Michael J. McGuire, Executive Vice President of Exploration, seven representatives of Petro-Canada, one outside engineering consultant engaged by Petro-Canada, and representatives of Waterous.

        Prima received no proposals in conjunction with the process conducted with Waterous in the fourth quarter of 2003, and no significant undertakings related to the solicitation of potential merger partners were conducted by Prima in the first two months of 2004.

        Prima's Board of Directors subsequently determined to consider an expanded process to solicit merger proposals. Prima invited each of Waterous and Goldman, Sachs & Co. ("Goldman Sachs") to make presentations concerning their possible involvement in this process. Waterous and Goldman Sachs separately made presentations to the Board on March 8, 2004 and March 9, 2004 regarding the current market environment, Prima's positioning, potential candidates for a corporate transaction with Prima, including Parent, and next steps that Prima might consider if it were to proceed with a sale process. Such reviews included discussion of financial markets, the interest rate environment, a market perspective on commodity prices, and a discussion of capital markets and the current mergers and acquisitions environment in the exploration and production sector. Waterous again advised Prima of its engagement by Petro-Canada and that if any transaction moved forward with Petro-Canada, Waterous would withdraw from such agreement with Petro-Canada. At the conclusion of the March 9, 2004 presentation to the Board, Prima's counsel, Baker & Hostetler LLP, referenced the memorandum e-mailed to each of Prima's directors on March 5, 2004 containing a discussion of the fiduciary duties of directors under Delaware law. Counsel advised the directors to read the memorandum and stated that a presentation by the firm of their fiduciary duties, including a review of the memorandum would be made at a subsequent board meeting.

        Following these meetings, on March 10, 2004, the Board authorized Prima's engagement of both Waterous and Goldman Sachs to advise Prima on a sale process. Terms of the new engagements were negotiated and concluded by management over the following week.

        Following analyses of prospective merger partners, 21 companies, including Petro-Canada, were contacted by Waterous, Goldman Sachs or Prima management in late March and early April of 2004 to determine their level of interest in a transaction, some companies on a no-name basis. Prima's senior management met with representatives from three of these companies, other than Petro-Canada, each of which conducted subsequent additional investigation and evaluation. The companies other than Petro-Canada elected not to pursue a transaction with Prima for various reasons. On April 29, 2004, Waterous told Prima that it was withdrawing from its engagement as an advisor to Petro-Canada. Petro-Canada indicated to Waterous that, based on earlier meetings with Prima, their next step would be an expanded engineering and geological technical review of Prima's assets. This review was conducted at Waterous' Denver office on May 10 and 11, 2004, with participation by representatives of Prima, Petro-Canada, Waterous, Goldman Sachs and BMO Nesbitt Burns, Petro-Canada's financial advisor. Prima responded to subsequent information requests made by Petro-Canada by telephone, mail and e-mail.

        On May 17, 2004, Mr. Lewis met with Ms. Kathleen E. Sendall, Petro-Canada's Senior Vice-President, North American Natural Gas. This meeting was also attended by an investment banking advisor for each company. The discussion covered various aspects of Prima's business, potential merger considerations, and the status of Prima's sale process, but terms of a potential transaction were not discussed. Mr. Lewis noted that Prima's Board of Directors would be convening in Denver later in the week, on May 19th and 20th.

        On May 20, 2004, during a meeting of Prima's Board of Directors, Mr. Lewis left the meeting to take a call from Ms. Sendall. During the call, Ms. Sendall told Mr. Lewis that, subject to further due diligence, Board of Directors' approval and other conditions, Petro-Canada had an interest in acquiring Prima for a cash amount in the range of $38.00 to $39.00 per share. Further discussion addressed remaining due diligence items and potential next steps. Mr. Lewis requested a written confirmation and agreed to review the expression of interest with Prima's Board of Directors.

        Following a discussion among Prima's Board of Directors and representatives of Waterous and Goldman Sachs, Mr. Lewis telephoned Ms. Sendall on the evening of May 20, 2004 to report that Prima was interested in proceeding with discussions of a possible sale, but that the Board of Directors was seeking a price above the current offer price. It was agreed that Petro-Canada would send a team to Denver the following week to undertake additional due diligence, after which further discussion of potential deal terms could occur. On May 21, 2004, Petro-Canada delivered to Prima a written confirmation of its interest in pursuing a merger transaction and a due diligence document request list.

        During the following week, from May 24th through May 28th, employees and representatives of Petro-Canada conducted due diligence in Denver at the offices of both Waterous and Prima. Mr. Lewis and Ms. Sendall spoke by telephone during the week on two occasions regarding the status of due diligence and plans for continuing the sale process. On May 28, 2004, Ms. Sendall and Mr. Lewis agreed upon a plan for Petro-Canada's attorneys to deliver a draft form of merger agreement over the weekend, for Ms. Sendall to visit Denver on June 1 to meet with Prima's senior management and for meetings to commence on June 2 in Washington D.C. at the offices of Fulbright & Jaworski L.L.P., counsel to Petro-Canada, for the purpose of attempting to negotiate and document terms of a definitive merger agreement.

        On May 29, 2004, Fulbright & Jaworski L.L.P., on behalf of Petro-Canada, delivered a draft merger agreement to Prima and Baker & Hostetler LLP, counsel to Prima. The draft merger agreement contemplated, among other things, a two-step transaction in which a wholly-owned subsidiary of Petro-Canada would commence a tender offer for all of the outstanding shares of Prima common stock, followed by a merger in which all remaining stockholders of Prima, other than those exercising appraisal rights, would receive the same consideration. The draft merger agreement did not indicate a price per share. A draft form of stockholder agreement was also delivered that contemplated that Prima's executive officers, directors and a greater than 10% stockholder would tender their shares of Prima common stock in the tender offer. The draft documents were circulated to Prima's senior management, Board of Directors, and advisors.

        On June 1, 2004, Ms. Sendall and other Petro-Canada representatives met individually with each of the eight members of Prima's senior management to discuss the possible merger and, generally, Petro-Canada's post-merger operating plan.

        From June 2, 2004 through June 7, 2004, merger discussions took place in the offices of Fulbright & Jaworski L.L.P. in Washington D.C. Prima was represented by Mr. Lewis, Mr. Stenbuck, its attorneys from Baker & Hostetler LLP and its advisors from Waterous and Goldman Sachs. Petro-Canada was represented by Ms. Sendall and Mr. Harry Roberts, Senior Vice-President and Chief Financial Officer, as well as other representatives of Petro-Canada, its attorneys from Fulbright & Jaworski L.L.P., and a representative of BMO Nesbitt Burns.

        On the evening of June 3, 2004, Mr. Lewis and Mr. Stenbuck met with Ms. Sendall and Mr. Roberts to review outstanding deal points including the price per Share. Petro-Canada initially proposed a price of $39.00 per Share and Mr. Lewis responded that Prima was seeking an offer above the currently offered price. Several other issues were also discussed, including conditions for termination by each party and amounts to be paid by Prima to Petro-Canada in the event of a termination for certain reasons. The parties agreed to continue to work on the form of documents, pending resolution of certain deal points which would be considered in their entirety once all points of disagreement were identified.

        Throughout the weekend of June 5 and 6, 2004, the same parties continued negotiations on these and related matters and potential transition related issues. Drafts and summaries of the merger agreement and the forms of stockholder agreements were distributed to Prima's Board of Directors on June 6, 2004 and a conference call with Prima's full Board and representatives of Waterous, Goldman Sachs and Baker & Hostetler was held that evening to review the status of negotiations with Petro-Canada, terms reflected in the draft agreements, outstanding issues, current market conditions, and consideration of Prima's sale process. Following this discussion, the representative of Baker & Hostetler LLP made a presentation to the Board regarding their fiduciary duties under Delaware law, including in the context of a cash sale of Prima.

        On the morning of June 7, 2004, comprehensive merger terms were agreed to by the negotiating teams including, among other matters, the price of $39.50 per share, conditions of the Offer, the conditions of termination for either party, and the termination fee of $17.9 million, all subject to approval by the respective boards of directors of Prima, Purchaser and Parent and completion of related documents, including the merger agreement, stockholder agreements, and final versions of schedules relating to Prima's representations and warranties. Mr. Lewis agreed to recommend the transaction to Prima's Board of Directors. On June 8, 2004, the final forms of documents were completed and distributed to Prima's Board of Directors and advisors, with summaries of key provisions prepared by Baker & Hostetler.

        During the afternoon and evening of June 8, 2004, the Board of Directors of Prima, together with representatives from Goldman Sachs, Waterous, and Baker & Hostetler LLP, met in Denver and by conference telephone to discuss the contemplated transactions.

        At this meeting, Goldman Sachs rendered its oral opinion, which was later confirmed by delivery of its written opinion, dated June 9, 2004, that, as of the date of such written opinion and based upon and subject to the factors and assumptions described therein, the $39.50 per Share in cash to be received by holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

        Also at this meeting, a representative of Baker & Hostetler discussed with the Board of Directors the terms of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, including the top-up option, termination provisions, no-shop and no-talk covenants, expense reimbursement, and termination fee provisions and other aspects of the proposed transaction with the Purchaser. The Baker & Hostetler representative also reminded the Board of previous discussions regarding their fiduciary duties under the DGCL. The representative of Baker & Hostetler also discussed the Stockholder Agreement that would be signed by certain stockholders of Prima.

        After extensive discussion, the Board of Directors unanimously determined, among other things, (i) to approve, authorize and adopt the Merger Agreement, (ii) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of Prima and Prima's stockholders and (iii) to consent to the Offer and recommend that Prima's stockholders accept the Offer, tender their Shares in connection with the Offer and, if required, approve and adopt the Merger Agreement and the transactions contemplated thereby. At this meeting, Prima's Board of Directors also approved an amendment to the Rights Agreement that, among things, had the effects of causing the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, including the consummation of the Offer, and to expire immediately prior to the Effective Time of the Merger.

        On June 9, 2004, Parent, Purchaser and Prima executed the Merger Agreement and each of Petro-Canada and Prima publicly announced the transaction.

        Reasons for the Recommendation by the Board of Directors.    In approving the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including those set forth below. The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board of Directors did not find it practical to and did not quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board of Directors may have given different weight to the various factors considered. After weighing all of these considerations, the Board of Directors unanimously decided to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  1.
  Financial Analysis; Goldman Sachs' Fairness Opinion. The Board of Directors considered the financial analyses and presentations of Goldman Sachs and Waterous, including the opinion of Goldman Sachs rendered to the Board at the meeting, that, as of the date of Goldman Sachs's written opinion and based upon and subject to the factors and assumptions set forth in the written opinion, the $39.50 per Share in cash to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board was aware of the fee arrangements related to Goldman Sachs and Waterous, including the fees payable to such firms upon consummation of the transactions contemplated by the Merger Agreement.

  2.
  Financial Terms/Premium to Current and Historical Trading Prices. The Board of Directors considered the financial consideration to be received by the holders of Shares pursuant to the Merger Agreement in relation to the historical market price of the Shares based on information provided in the presentation made by Goldman Sachs, including that the 30-day average market close price as of June 8, 2004 was $36.28 and the 90-day average market close price as of June 8, 2004 was $35.67.

  3.
  Consideration of Multiples Paid in Comparable Transactions. The Board of Directors considered that pursuant to the Goldman Sachs fairness presentation the valuation of Prima implied by the Offer Price compared favorably to the implied valuations of other oil and gas exploration and production companies in comparable public company acquisition transactions.

  4.
  Form of Consideration. The Board of Directors viewed as desirable that the form of the consideration to be paid to holders of Shares in the Offer and the Merger was cash.

  5.
  Business, Financial Condition and Prospects of Prima. The Board of Directors, based on prior meetings with senior management and experience in Prima's industry, was familiar with the business, financial condition, prospects and current business strategy of Prima (including its production and exploration activities and reserves). In this regard, the Board of Directors considered:

  (i)
  The historical results, financial conditions, results of operations, cash flows, earnings, assets and reserve reports of Prima;

  (ii)
  Prima's future prospects (including future exploration and development plans and the associated costs necessary to fund these plans);

  (iii)
  The ability of Prima to fund its future exploration and development plans; and

  (iv)
  The current near-term and long-term outlook for the market for natural gas, including conditions in the commodities market and the long-term outlook for natural gas prices in light of the current and projected tight supply of natural gas available in the North American markets and current and projected demand for natural gas in North America.

  6.
  Alternatives. The Board of Directors considered trends in the industry in which Prima operates and certain alternatives available to Prima, including the alternative to remain an independent public company.

  7.
  Terms of the Merger Agreement. The Board of Directors, with the assistance of legal counsel, considered the terms of the Merger Agreement, including (A) the ability of the Board to consider and negotiate unsolicited third party takeover proposals, if such proposals are reasonably expected to lead to a proposal that is superior to the Offer and Merger, on the terms and subject to any conditions set forth in the Merger Agreement, including, without limitation, subject to certain determinations regarding the fiduciary duties of the Board of Directors; (B) the right of Prima to terminate and accept a superior proposal, subject to the satisfaction of certain conditions and the payment of a termination fee and certain expenses; (C) the size and structure of the termination fee and expenses; and (D) the provisions of the Top-Up Option set forth in the Merger Agreement. The Board of Directors also considered the possibility that the non-solicitation covenants, termination fee provisions and Top-Up Option set forth in the Merger Agreement might potentially discourage other parties that might be interested in acquiring Prima from proposing such a transaction.

  8.
  Timing of Transaction. The Board of Directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which would allow stockholders to receive the transaction consideration earlier than pursuant to an alternative transaction structure. In addition, the Board noted that, in the Merger, Stockholders who have not validly tendered their Shares will receive the same consideration received by Stockholders who tendered their Shares in response to the Offer.

  9.
  No Financing Condition. The Board of Directors considered the absence of any financing condition and the fact that the Parent has represented in the Merger Agreement that it will have sufficient funds available to consummate the Offer and the other transactions contemplated by the Merger Agreement.

  10.
  Financial Condition of Parent. The Board of Directors considered, based on publicly available information compiled by Goldman Sachs and Waterous, the financial resources and financial condition of Petro-Canada and, by extension, Parent and Purchaser. The Board of Directors also considered the availability to Parent and Purchaser of committed financing through Petro-Canada's credit facility.

  11.
  Certain Conditions to Offer. The Board of Directors considered that the Offer is conditioned on, among other things:

  (i)
  the tender of Shares into the Offer by holders of that number of Shares that would constitute more than 50% of the voting power, determined on a fully-diluted basis, of all the securities of Prima entitled to vote in the election of directors or in a merger;

  (ii)
  the absence of any event, occurrence or development or state of circumstances that, individually or in the aggregate, has or would be reasonably likely to have a material adverse effect on Prima;

  (iii)
  the truth and accuracy of Prima's representations and warranties as of the scheduled expiration date of the Offer (other than representations that are made as of a specified date), except (a) changes expressly permitted by the Merger Agreement or (b) where all failures of such representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect and good faith estimate qualifiers set forth in such representations or warranties) could not reasonably be expected to result in liabilities, losses, damages, claims or expenses exceeding $30,750,000 in the aggregate;

  (iv)
  the due performance by Prima of its obligations, agreements and covenants under the Merger Agreement in all material respects; and

  (v)
  the Board of Directors not withdrawing or adversely modifying its recommendation and approval of the Merger Agreement, the Offer or the Merger and not entering into an agreement with respect to a superior proposal with a party other than Purchaser and Parent.

  12.
  Regulatory Approvals. The Board of Directors considered the prospects for receiving the regulatory approvals required to consummate the Offer, including the expiration of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act").

Opinion of Prima's Financial Advisor

        Goldman Sachs rendered its opinion to Prima's Board of Directors that, as of June 9, 2004 and based upon and subject to the factors and assumptions set forth in the written opinion, the $39.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated June 9, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of Prima's Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any Stockholder should tender Shares in connection with the Offer or how any Stockholder should vote with respect to the Merger.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  Annual Reports to Stockholders and Annual Reports on Form 10-K of Prima for the five years ended December 31, 2003;

  •
  certain interim reports to Stockholders and Quarterly Reports on Form 10-Q of Prima;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 6-K of Petro-Canada;

  •
  certain publicly available upstream oil and gas company equity research reports, including the commodity price forecasts set forth in such reports;

  •
  oil and gas reserve reports prepared by Prima's engineers and audited by Netherland, Sewell and Associates, Inc., independent petroleum engineers ("NSAI");

  •
  appraisals relating to Prima's non-reserve assets prepared by John S. Herold Inc. ("JS Herold"), a specialized energy research and consulting firm;

  •
  certain other communications from Prima to its Stockholders; and

  •
  certain internal financial analyses and forecasts for Prima prepared by its management.

        Goldman Sachs also held discussions with members of the senior management of Prima regarding their assessment of the past and current business operations, financial condition, and future prospects of Prima. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Prima with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

        Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. Goldman Sachs assumed with Prima's consent that the internal financial forecasts prepared by management had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Prima. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Prima or any of its subsidiaries. Except for the reserve reports audited by NSAI and the appraisals prepared by JS Herold, no evaluation or appraisal of the assets or liabilities of Prima or any of its subsidiaries was furnished to Goldman Sachs. The opinion of Goldman Sachs did not address the underlying business decision of Prima to engage in the transaction contemplated by the Merger Agreement.

        The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 8, 2004 and is not necessarily indicative of current market conditions.

        Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information for Prima to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the upstream oil and gas industry each with a geographic focus in the Rocky Mountains and/or unconventional natural gas development expertise at the time of the analysis:

  •
  Evergreen Resources
  •
  Patina Oil and Gas
  •
  Quicksilver Resources
  •
  Ultra Petroleum
  •
  Western Gas Resources
  •
  Westport Resources

        Goldman Sachs also reviewed and compared certain financial information for Prima to corresponding financial information, ratios and public market multiples of a broader group of comparable publicly traded companies in the upstream oil and gas industry, including the following corporations:

  •
  Cimarex Corporation
  •
  Comstock Resources
  •
  Encore Acquisition
  •
  Forest Oil
  •
  Magnum Hunter
  •
  Range Resources
  •
  Southwestern Energy
  •
  St. Mary Land and Exploration
  •
  XTO Energy

        Although none of the selected companies is directly comparable to Prima, the companies included were chosen because they are publicly traded companies with business and market characteristics that, for purposes of analysis, may be considered similar to certain business and market characteristics of Prima.

        Goldman Sachs also calculated and compared various financial multiples and ratios of the selected companies based on information it obtained from SEC filings and Wall Street research estimates. The multiples and ratios of Prima were based on information from SEC filings and information provided by Prima's management. The multiples and ratios of Prima and of the selected companies were calculated using closing prices on June 4, 2004. Goldman Sachs calculated enterprise value of each company as the sum of the market value of common equity and the book values of its preferred stock, minority interest in other companies and long-term debt minus working capital. Goldman Sachs calculated reserve value of each company as enterprise value minus the value of non-reserve assets as provided in the appraisals prepared by JS Herold. With respect to the selected companies, Goldman Sachs calculated:

  •
  Enterprise value as multiples of 2004 and 2005 estimated debt adjusted cash flow ("DACF"), which was calculated as net income plus depreciation and amortization, deferred taxes, exploration expense and tax-effected interest expense;

  •
  Enterprise value as a multiple of 2003 year-end proved reserves ($/mcfe); and

  •
  Reserve value as a multiple of 2003 year-end proved reserves in ($/mcfe).

        The results of these analyses are summarized as follows:

	Rockies Group
			Prima at June 4, 2004
	Illustrative Range	Median
Enterprise Value/DACF (2004E)	4.6x – 20.1x	9.4x	8.0x
Enterprise Value/DACF (2005E)	4.6x – 16.4x	8.5x	10.7x
Enterprise Value/ Reserves ($/mcfe)	$1.32 – $3.51	$1.88	$3.51
Reserve Value/Reserves ($/mcfe)	$1.20 – $2.54	$1.71	$3.09
	Broad Group
			Prima at June 4, 2004
	Illustrative Range	Median
Enterprise Value/DACF (2004E)	4.4x – 6.7x	5.6x	8.0x
Enterprise Value/DACF (2005E)	4.3x – 6.5x	6.1x	10.7x
Enterprise Value/Reserves ($/mcfe)	$1.06 – $2.69	$1.90	$3.51
Reserve Value/Reserves ($/mcfe)	$1.07 – $2.36	$1.60	$3.09

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to the following selected upstream oil and gas corporate and asset transactions since 2000 for companies with a geographic focus in the Rocky Mountain region:

Date Announced	Acquiror	Target
04-May-2004	Pioneer Natural Resources	Evergreen Resources
15-Apr-2004	EnCana	Tom Brown
07-Apr-2004	Kerr-McGee	Westport Resources
09-Apr-2003	XTO Energy	Williams Companies
06-Nov-2002	Westport Resources	El Paso
01-Aug-2002	EnCana	Williams Companies
18-Apr-2002	EnCana	El Paso
26-Jul-2001	Questar	Shenandoah Energy
14-May-2001	Kerr-McGee	HS Resources
07-May-2001	Williams Companies	Barrett Resources
18-Jan-2001	Alberta Energy	Ballard Petroleum
22-Dec-2000	Marathon Oil	Pennaco Energy
28-Aug-2000	PanCanadian	Montana Power
02-May-2000	Alberta Energy	McMurry Oil

        For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Goldman Sachs calculated and compared the multiples of enterprise value to proved reserves and reserve value to proved reserves.

        The following table summarizes this analysis:

	Range	Median	Proposed Transaction
Enterprise Value/Reserves ($/mcfe)	$0.84 – $2.59	$1.33	$3.70
Reserve Value/Reserves ($/mcfe)	$0.71 – $2.14	$1.21	$3.28

        Goldman Sachs further analyzed information related to the three most recent transactions, which all occurred in 2004:

Announced Date	Acquiror	Target
04-May-2004	Pioneer Natural Resources	Evergreen Resources
15-Apr-2004	EnCana	Tom Brown
07-Apr-2004	Kerr-McGee	Westport Resources

        For each of these selected transactions and for the transaction contemplated by the Merger Agreement, Goldman Sachs calculated and compared additional financial multiples, in this case giving consideration to estimated future development costs and probable and possible reserves in addition to proved reserves. Goldman Sachs based its analysis on information it obtained from the communications of parties to these transactions to their stockholders or provided by Prima's management. With respect to these selected companies, Goldman Sachs calculated:

  •
  Reserve value as a multiple of 2003 year-end proved reserves in Bcfe;
  •
  The sum of reserve value and estimated development costs of proved and probable ("P2") reserves as a multiple of P2 reserves in Bcfe; and
  •
  The sum of reserve value and estimated development costs of proved, probable and possible ("P3") reserves as a multiple of P3 reserves in Bcfe.

        The following table summarizes this analysis:

Acquiror/Target	Proved Reserve Value ($/mcfe)	P2 Reserve Value with Development Costs ($/mcfe)	P3 Reserve Value with Development Costs ($/mcfe)
Pioneer / Evergreen	$1.22	$1.20	NA
EnCana / Tom Brown	2.06	NA	NA
Kerr-McGee / Westport	1.76	NA	$1.19
Petro-Canada / Prima	3.28	1.67	1.36

        Discounted Cash Flow Analysis.    Goldman Sachs performed a discounted cash flow analysis on Prima using Prima's management projections through fiscal year 2008. Goldman Sachs performed this analysis using (a) Prima's management's estimates of future oil and gas prices which management advised Goldman Sachs were based on futures markets quotes at the time of preparation and (b) the Consensus Estimates of future oil and gas prices based on the median of the estimates of nine Wall Street equity research analysts (which were based on benchmarks for spot sales of Henry Hub gas and West Texas Intermediate oil (the "Consensus Estimates")).

Natural Gas Estimates (NYMEX) ($/mcf)

	2004E	2005E	2006E	2007E	2008E
Management	$5.88	$5.78	$5.34	$5.11	$4.95
Consensus Median	$5.25	$4.50	$4.00	$4.13	$4.13

Oil Estimates (NYMEX) ($/bbl)

	2004E	2005E	2006E	2007E	2008E
Management	$36.06	$33.75	$30.80	$29.38	$28.78
Consensus Median	$32.00	$27.25	$24.00	$23.00	$23.00

        Goldman Sachs calculated illustrative implied present values of free cash flows for Prima for the fiscal years 2004 through 2008 and illustrative implied terminal values, using discount rates ranging from 9% to 13%. Goldman Sachs calculated illustrative terminal values for Prima by determining an enterprise value at year end 2008 based on multiples ranging from 5.0x to 6.5x of Prima's 2008 estimated debt adjusted cash flow, or DACF, using the Consensus Estimates in both scenarios. That range of multiples was determined by Goldman Sachs to be representative of the broad upstream group, particularly those companies with more modest to limited growth opportunities, as exemplified by projected production growth or reserve life, which reflect management's current views of Prima's profile beyond 2008 in the absence of significant acquisitions or discoveries. The present value of free cash flows plus the present value of the implied terminal values were summed by Goldman Sachs to arrive at implied enterprise values.

        The implied equity values were calculated as the enterprise values plus cash and cash equivalents obtained from Prima's latest Quarterly Report on Form 10-Q. The implied per share values were based on approximately 13 million shares outstanding and 1 million options outstanding at a weighed average strike price of $17.64. This analysis resulted in implied per share values ranging from $34.77 to $46.18 based on management's estimates of future oil and gas prices and $30.03 to $40.95 based on Consensus Estimates.

        Analysis of Net Asset Value.    Goldman Sachs analyzed the net asset valuation of Prima in two ways. The analyses differed only in the approach to determining the value of non-proved reserve assets—with one attributing value to those assets on the basis of undeveloped land values and the other on the basis of estimated probable reserve values.

        The analysis yielded illustrative proved reserve asset values ranging from $221.9 million to $260.3 million, which Goldman Sachs calculated as the present value using discount rates of 10% for the future pre-tax cash flows that Prima would generate at management's oil and gas price estimates from its proved reserves. Under the undeveloped land approach, Goldman Sachs assumed a value of $50 million to $100 million for undeveloped land based upon JS Herold appraisal values. In addition to the reserve assets, Goldman Sachs assumed a range of $15 to $30 million for other non-reserve assets, based on the $15.5 million assigned to oilfield services by JS Herold in the January 27, 2004 Company Appraisal Report and an estimate of 6.0x DACF associated with oilfield services assets. Using those values for each of the assets and giving effect for the cash balance and outstanding shares and options, Goldman Sachs computed implied per share values ranging from $26.14 to $33.91.

        Under the probable reserves approach, Goldman Sachs calculated values ranging from $167.2 to $238.8 million with respect to the probable reserves in the coalbed methane ("CBM") Powder River Basin, which Goldman Sachs calculated as the present value using discount rates of 10% for the future pre-tax cash flows that Prima would generate at management's oil and gas price estimates from its probable CBM reserves. Goldman Sachs calculated this implied asset value range by discounting present value by 35% and by 50% given the risks associated with the development of probable reserves. The other elements of the analysis are substantially the same as described above. Using those values for each of the assets and giving effect for the cash balance and outstanding shares and options, Goldman Sachs computed implied per share values ranging from $34.94 to $44.34.

        Transaction Premium Analysis.    Goldman Sachs analyzed the financial consideration to be received by the holders of Shares pursuant to the Merger Agreement in relation to the historical market price of the Shares.

        This analysis indicated that the price per Share to be paid to Prima Stockholders pursuant to the Merger Agreement represented:

  •
  A premium of 4.5% relative to the all-time high closing price through June 4, 2004;
  •
  A premium of 10% relative to the 30-day average market price through June 4, 2004; and
  •
  A premium of 11% relative to the 90-day average market price through June 4, 2004.

        Goldman Sachs also reviewed Prima's implied enterprise value as a percentage of (a) the pre-tax present value of future cash flows discounted at 10% ("PV-10") of its proved reserves, (b) the PV-10 of proved reserves and 50% of probable reserves and (c) the PV-10 of proved reserves and 80% of probable reserves. This analysis indicated that the implied enterprise value represented the following percentages of the respective PV-10 values:

  •
  Proved Reserves—194%;
  •
  Proved + 50% Probable—97%; and
  •
  Proved + 80% Probable—75%.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Prima or the contemplated transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to Prima's Board of Directors that, as of June 9, 2004 and based upon and subject to the factors and assumptions set forth in the written opinion, the $39.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Prima, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        As described above, Goldman Sachs' opinion to Prima's Board of Directors was one of many factors taken into consideration by Prima's Board of Directors in making its determination to approve the transaction contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

        Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Prima in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement.

        Goldman Sachs also has provided certain investment banking services to Petro-Canada from time to time, and Goldman Sachs may provide investment banking services to Petro-Canada, Prima and their respective affiliates in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive in the future, compensation. Prima's Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement.

        Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Petro-Canada and its affiliates, may actively trade the debt and equity securities (or related derivative securities) of Prima, Petro-Canada and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        Pursuant to a letter agreement dated March 19, 2004, Prima engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Prima has agreed to pay Goldman Sachs a transaction fee of approximately $4.05 million, payable upon consummation of the transaction. In addition, Prima has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

        Intent to Tender.    All of the executive officers, directors of Prima and Robert G. James, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, have executed Stockholder Agreements under which such persons have agreed to tender to Purchaser in the Offer all Shares and all Shares held of record or beneficially owned by such person or entity and vote in favor of the Merger all Shares that are held of record or beneficially owned by that person.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Waterous was retained by Prima pursuant to a letter agreement dated March 19, 2004 (the "Waterous Engagement Letter") to act as Prima's financial advisor in connection with the possible sale of all or a portion of Prima. Pursuant to the Waterous Engagement Letter, Prima agreed to pay Waterous a transaction fee equal to approximately $4.05 million, payable upon consummation of the transaction. In addition, Prima agreed to reimburse Waterous for certain expenses incurred by it in connection with its engagement up to a maximum of $30,000, including reasonable fees of its outside counsel.

        Waterous is a United States subsidiary of Waterous & Co. Limited, an international acquisitions and divestitures firm that provides financial advisory and agency services for companies wishing to complete acquisitions and divestitures in the upstream and midstream sectors of the global energy industry. Waterous is qualified to conduct private placements of equity and debt in the United States.

        Goldman Sachs was retained by Prima pursuant to an engagement letter dated March 19, 2004 (the "GS Engagement Letter"), to act as its financial advisor in connection with the possible sale of all or a portion of Prima. Pursuant to the terms of the GS Engagement Letter, Prima has agreed to pay Goldman Sachs a transaction fee equal to approximately $4.05 million, payable upon consummation of the transaction. In addition, Prima has agreed to reimburse Goldman Sachs for its reasonable expenses (including reasonable fees and disbursements of counsel) incurred during its engagement.

        Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement. Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of Prima, Petro-Canada and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        Except as set forth above, neither Prima nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer and the other transactions contemplated by the Merger Agreement, except that such solicitations or recommendations may be made by directors, officers or employees of Prima for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        No transactions in the Shares have been effected during the past 60 days by Prima or any subsidiary of Prima or, to the knowledge of Prima, by any executive officer, director or affiliate of Prima except for the sale of 1,225 Shares by Mr. Michael R. Kennedy on May 27, 2004 in the open market for $38.00 per Share, the gift of 75,000 Shares from Mr. Richard H. Lewis to the Lewis Family Foundation on June 4, 2004, the sale by Mr. Richard H. Lewis on April 20, 2004 in the open market of 1,940 Shares held in his ESOP account for $36.45 per Share, the sale by Ms. Sandra J. Irlando on April 20, 2004 in the open market of 1,625 Shares held in her ESOP account for $36.45 per Share, and the automatic grant to Ms. Catherine J. Paglia on May 18, 2004 of options to purchase 5,625 Shares for $33.35 per Share pursuant to the Non-Employee Directors' Stock Option Plan.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as set forth in this Schedule 14D-9, Prima is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Prima's securities by Prima, any subsidiary of Prima or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Prima or any subsidiary of Prima; (3) a purchase, sale or transfer of a material amount of assets of Prima or any subsidiary of Prima; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Prima.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

        Section 14(f) Information.    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent and Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors of Prima other than at a meeting of Prima's Stockholders.

        Rights Agreement Amendment.    In connection with the execution and delivery of the Merger Agreement, Prima amended the Rights Agreement in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the consummation of the Offer, to cause the Rights issued pursuant to the Rights Agreement to expire immediately prior to the Effective Time of the Merger and to eliminate as a triggering event for the distribution date a public announcement of the intention of any person to commence a tender or exchange offer that would result in such person being the beneficial owner of 15% or more of the Shares. The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to the Rights Agreement, which is filed as Exhibit (e)(20) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        General Corporation Law of the State of Delaware.    Prima is incorporated under the laws of the State of Delaware and is subject to the DGCL. The following is a brief description of certain aspects of the DGCL applicable to the transactions contemplated by the Merger Agreement.

        Short Form Merger.    Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Prima's Stockholders. However, if Purchaser is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by Prima's Stockholders will be required under the DGCL to effect the Merger. As a result, Prima would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the DGCL, a longer period of time will be required to effect the Merger and pay Stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that more than 50% of the outstanding fully diluted Shares be tendered. Upon completion of the Offer, the results of any Stockholder vote to adopt the Merger Agreement and approve the Merger will be assured because approval of the Merger requires a majority vote of Shares outstanding.

        Appraisal Rights.    No appraisal rights are available unless and until the Merger is consummated. However, if the Merger is consummated, Stockholders who have not tendered their Shares will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting Stockholders will be entitled to receive payment of a fair rate of interest, if any, from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In Cede & Co. v. Technicolor,  Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern" to be included in the appraisal process. The value so determined in any appraisal proceeding could be the same, more or less than the consideration to be paid in the Offer and the Merger.

        The foregoing summary of the rights of dissenting Stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any dissenters' rights under the DGCL. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the DGCL.

        Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to Stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such Stockholders have to take any action relating thereto.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

        Delaware Anti-Takeover Statute.    Prima is incorporated under the laws of the State of Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On June 8, 2004, prior to the execution of the Merger Agreement, the Prima Board by unanimous vote of all directors present at a meeting held on such date, approved the Merger Agreement and the transactions contemplated thereby, including the Purchaser's acquisition of Shares pursuant to the Offer, and the Merger and the Stockholder Agreements. Accordingly, the restrictions on business combinations provided for in Section 203 are inapplicable to the Offer and the Merger.

        Regulatory Approvals.    Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice ("Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

        Purchaser's acquisition of the Shares in the Offer and the Merger are each exempt from the notification requirements of the HSR Act as involving an acquisition largely of carbon-based mineral reserves and of unproductive real property. Under the rules promulgated under the HSR Act (the "HSR Rules"), an acquisition of reserves or the rights to reserves of oil, natural gas, shale or tar sands together with associated exploration or production assets is exempt from the requirements of the HSR Act if the value of the reserves, the rights and the associated exploration or production assets to be held as a result of the acquisition does not exceed $500 million. Petro-Canada has determined that the value of the carbon-based mineral reserves that will be held as a result of this acquisition does not exceed $500 million. Also exempt from the HSR Act filing requirements is the acquisition of unproductive real property, which is defined by the HSR Rules as any real property, including raw land, structures or other improvements, associated production and exploration assets, natural resources and assets incidental to the ownership of the real property, that has not generated total revenues in excess of $5 million during the 36 months preceding the acquisition. Certain of the land that will be acquired as a result of the consummation of the Offer and the Merger is unproductive real property as defined by the HSR Rules. Petro-Canada has determined that the value of the assets other than carbon-based mineral reserves and unproductive real property that will be held by Petro-Canada as a result of this acquisition does not exceed $50 million and therefore falls below the HSR Act's filing threshold.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, Prima or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

        Delaware Complaint.    Prima has been advised that on June 24, 2004 a legal action was filed in Delaware Chancery Court by one or more Stockholders against Prima and other persons and entities, including Purchaser and Parent, in connection with the Offer. Until Prima has had an adequate opportunity to analyze the pleading, Prima will not comment further or take a position with respect to the allegations or remedies sought.

ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(1)(A)	The Offer to Purchase, dated June 23, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Petro-Canada, Purchaser and Parent and filed with the SEC on June 23, 2004).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Petro-Canada Purchaser and Parent and filed with the SEC on June 23, 2004).
(a)(2)	Letter to Stockholders of Prima, dated June 25, 2004.*
(a)(5)(A)	Press Release issued by Prima on June 9, 2004, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Prima with the SEC on June 11, 2004).
(a)(5)(B)	Opinion of Goldman Sachs, dated June 9, 2004 (included as Annex B hereto).*
(e)(1)	Merger Agreement, dated as of June 9, 2004, by and between Prima, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Prima with the SEC on June 11, 2004).
(e)(2)	Stockholder Agreement dated as of June 9, 2004 between Richard H. Lewis, Parent and Purchaser (incorporated by reference to Exhibit 12 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(3)	Stockholder Agreement dated as of June 9, 2004 between BRAKEMAKA LLLP and Parent and Purchaser (incorporated by reference to Exhibit 13 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(4)	Stockholder Agreement dated as of June 9, 2004 between Sandra J. Irlando and Parent and Purchaser (incorporated by reference to Exhibit 10 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(5)	Stockholder Agreement dated as of June 9, 2004 between John H. Carpenter and Parent and Purchaser (incorporated by reference to Exhibit 9 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(6)	Stockholder Agreement dated as of June 9, 2004 between Michael J. McGuire and Parent and Purchaser (incorporated by reference to Exhibit 8 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(7)	Stockholder Agreement dated as of June 9, 2004 between Michael R. Kennedy and Parent and Purchaser (incorporated by reference to Exhibit 7 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).

(e)(8)	Stockholder Agreement dated as of June 9, 2004 between Douglas J. Guion and Parent and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(9)	Stockholder Agreement dated as of June 9, 2004 between George L. Seward and Parent and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(10)	Stockholder Agreement dated as of June 9, 2004 between Neil L. Stenbuck and Parent and Purchaser (incorporated by reference to Exhibit 6 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(11)	Stockholder Agreement dated as of June 9, 2004 between Catherine J. Paglia and Parent and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(12)	Stockholder Agreement dated as of June 9, 2004 between James R. Cummings and Parent and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(13)	Stockholder Agreement dated as of June 9, 2004 between Edward L. McLauglin and Parent and Purchaser (incorporated by reference to Exhibit 11 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(14)	Stockholder Agreement dated as of June 9, 2004 between Robert G. James and Parent and Purchaser (incorporated by reference to Exhibit 14 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(15)	Stockholder Agreement dated as of June 9, 2004 between Robert and Ardis James Foundation and Parent and Purchaser (incorporated by reference to Exhibit 15 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(16)	Stockholder Agreement dated as of June 9, 2004 between The Robert G. James IRA Rollover Account, JPMorgan Chase Bank, Custodian, and Robert G. James, sole account holder and Parent and Purchaser (incorporated by reference to Exhibit 16 to the Schedule 13D of Petro-Canada, Parent and Purchaser filed with the SEC on June 18, 2004).
(e)(17)	The Information Statement of Prima, dated June 25, 2004 (included as Annex A hereto).*
(e)(18)	Confidentiality Agreement, dated as of October 27, 2003, by and between Prima and Petro-Canada (incorporated by reference to Exhibit (d)(17) to the Schedule TO of Petro-Canada, Purchaser and Parent filed with the SEC on June 23, 2004).
(e)(19)	Prima Energy Corporation Employee Retention and Severance Plan effective as of June 8, 2004, as amended and restated.*
(e)(20)	Amendment No. 1 to Rights Agreement dated as of June 9, 2004, between Prima and Computershare Trust Company, Inc., as rights agent. (Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 8-A/A filed by Prima with the Securities and Exchange Commission on June 11, 2004).
(g)	None.

*
Included with this Schedule 14D-9.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIMA ENERGY CORPORATION
	By:	/s/ Neil L. Stenbuck
Name: Neil L. Stenbuck
Title: Executive Vice President—Finance, Chief Financial Officer and Treasurer
Dated: June 25, 2004

ANNEX A

PRIMA ENERGY CORPORATION

1099 18TH STREET
SUITE 400
DENVER, COLORADO 80202

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about June 25, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Prima Energy Corporation ("Prima"). You are receiving this Information Statement in connection with the possible election of persons designated by Petro-Canada (US) Holdings Ltd. ("Parent"), an indirect wholly-owned subsidiary of Petro-Canada ("Petro-Canada"), or Raven Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), to a majority of the seats on the Board of Directors of Prima (the "Board of Directors" or the "Board").

        Prima entered into an Agreement and Plan of Merger dated as of June 9, 2004 (the "Merger Agreement") with Parent and Purchaser, pursuant to which Purchaser commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.015 per share of Prima, including the associated rights to purchase shares of preferred stock of Prima (the common stock, together with the rights, are referred to as the "Shares"), at a purchase price of $39.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in Parent and Purchaser's Offer to Purchase, dated June 23, 2004, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Petro-Canada, Parent and Purchaser with the United States Securities and Exchange Commission (the "SEC") on June 23, 2004. Copies of the Offer have been mailed to stockholders of Prima and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on June 23, 2004. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on July 22, 2004, unless Parent and Purchaser extend the Offer in accordance with the terms of the Merger Agreement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to Prima by Parent and Purchaser and Prima takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. Prima's information is based upon information provided in Prima's Proxy Statement dated April 16, 2004, and except as indicated otherwise, such information is given as of such date. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

        The Shares are the only class of equity securities of Prima outstanding that are entitled to vote at a meeting of the stockholders of Prima. Each Share is entitled to one vote. As of the close of business on June 7, 2004, there were 12,981,192 Shares issued and outstanding (excluding Shares held in Prima's treasury, which are not entitled to vote).

Purchaser Right to Designate Directors

        The Merger Agreement provides that, upon the acceptance for payment pursuant to the Offer of any Shares, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board of Directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors on Prima's Board that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of directors designated by Purchaser and including current directors serving as officers of Prima), multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the number of Shares outstanding. Prima is required to take all action necessary to cause Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board, including, if necessary, increasing the size of the Board of Directors and/or securing resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Board in order to satisfy the NASDAQ National Market ("NASDAQ") listing requirements). Subject to applicable law and to the extent permitted by NASDAQ listing requirements, Prima will also cause individuals designated by Purchaser to constitute the same percentage as is on the entire Board of Directors (after giving effect to the election of any directors designated by Purchaser), rounded up to the next whole number, to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of Prima.

        Following the election or appointments of the Purchaser Designees and until the consummation of the Merger, the Prima Board will at all times have at least three directors who were directors on June 9, 2004, and who are not employed by Prima and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the "Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) will be entitled to designate any other person(s) who is not an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person(s) will be deemed to be Independent Director(s) for purposes of the Merger Agreement; provided that, the remaining Independent Directors will fill any vacancy as soon as practicable, but in any event within ten business days and further provided that (i) if no Independent Director is appointed within this time period, the Purchaser will designate the Independent Director(s), or (ii) if no Independent Director then remains, the other directors will designate three persons to fill such vacancies who are not affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on June 9, 2004 shall be subject to the approval of Purchaser, not to be unreasonably withheld or delayed.

        The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of Prima if elected or appointed. None of the Purchaser Designees currently is a director of, or holds any positions with, Prima. Purchaser has advised Prima that, to the best of its knowledge, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Prima, nor has any such person been involved in any transaction with Prima or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than, in each case, with respect to the transactions between Parent, Purchaser and Prima and certain of the directors, executive officers and other stockholders of Prima that have been described in the Schedule TO, the Schedule 14D-9 and this Information Statement. The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected to serve as Purchaser Designees are set forth below. Except with respect to Carl W. Vogt, whose address is c/o Fulbright & Jaworski L.L.P., 801 Pennsylvania Ave., NW, Washington, DC 20004, the address of each such Purchaser Designee is 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. There are no familial relationships among any of the Purchaser Designees.

2

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Kathleen E. Sendall	51	President of Petro-Canada (US) Holdings Ltd. since April 2004. Senior Vice-President, North American Natural Gas of Petro-Canada since 2002. Vice President, Western Canada Development and Operations of Petro-Canada from 2000 to 2002. Vice President, Engineering and Technology of Petro-Canada from 1996 to 2000.
W.A. (Alf) Peneycad	59
		Director and Vice-President and General Counsel of Petro-Canada (US) Holdings Ltd. since April 2004. Vice President, General Counsel and Chief Compliance Officer of Petro-Canada since April 2004. Vice President, General Counsel and Corporate Secretary of Petro-Canada from May 2000 to April 2004, and prior thereto was Vice-President and General Counsel.
Hugh L. Hooker	53
		Director of Petro-Canada (US) Holdings Ltd. since April 2004 and Raven Acquisition Corp. since June 2004. Secretary of Petro-Canada (US) Holdings Ltd. since April 2004. President of Raven Acquisition Corp. since June 2004. Associate General Counsel and Corporate Secretary of Petro-Canada since April 2004. Associate General Counsel and Assistant Secretary of Petro-Canada from June 1998 to April 2004.
Carl W. Vogt	68
		Retired in 2002 as senior partner of Fulbright & Jaworski L.L.P. (a full-service international law firm). Director of the Scudder Investments Mutual Funds, Yellow Roadway Corporation, American Science and Engineering, Inc. and Waste Management, Inc. Interim President of Williams College from 1999 to 2000. Chair of the U.S. National Transportation Safety Board from 1992 until 1994.

        The information contained herein concerning the Purchaser Designees has been furnished to Prima by Parent. Accordingly, Prima assumes no responsibility for the accuracy or completeness of such information.

        It is expected that Purchaser Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than July 22, 2004, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Prima Board.

3

Security Ownership of Management and Principal Stockholders

        The following table sets forth information about the beneficial ownership of the Shares as of June 7, 2004, by (a) each person or entity known to Prima who beneficially owns more than five percent of the Shares, (b) Prima's chief executive officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), (c) each of Prima's directors, and (d) all Prima's current directors and executive officers as a group. The following percentage information is calculated based on 12,981,192 Shares being issued and outstanding as of June 7, 2004 (excluding Shares held in the treasury of Prima). Unless stated otherwise, the address of each person listed below is c/o 1099 18th Street, Suite 400, Denver, Colorado 80202, and the telephone number at that address is (303) 297-2100.

Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership(1)(2)		Percent of Class
Richard H. Lewis 1099 18th Street, Suite 400, Denver, CO 80202	1,910,859	(3)	14.1
Robert G. James 80 Ludlow Drive, Chappaqua, NY 10514	1,399,076	(4)	10.8
Artisan Partners Limited Partnership 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202	866,707	(5)	6.7
Advisory Research, Inc. 180 N. Stetson Street, Suite 5780, Chicago, IL 60601	739,260	(6)	5.7
James R. Cummings	41,775	(7)	*
Douglas J. Guion	27,412	(8)	*
Catherine J. Paglia	49,495	(9)	*
George L. Seward	336,858	(10)	2.6
Neil L. Stenbuck	83,964	(11)	*
Michael R. Kennedy	31,512	(12)	*
Michael J. McGuire	21,791	(13)	*
John H. Carpenter	17,397	(14)	*
All executive officers and directors as a group (11 persons including those named above)	2,585,038	(15)	18.7
*
Indicates less than 1%.

(1)
Except as stated in the following notes, each person has sole voting and investment powers associated with Shares stated as beneficially owned by him.

(2)
Beneficial ownership includes Shares over which the indicated beneficial owner exercises voting and/or investment power. Shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 541,250 Shares purchasable under stock options granted pursuant to Prima's stock option plans and long-term incentive plans for employees (the "Employee Plans"), 21,356 shares allocated to Mr. Lewis' account in the Employee Stock Ownership Trust ("ESOT") as a participant in Prima's Employee Stock Ownership Plan ("ESOP"), 79,708 Shares owned by a

4

  family foundation, 180,027 Shares owned by a family limited partnership and 118,230 shares owned by the wife and children of Mr. Lewis. Mr. Lewis disclaims beneficial interest of the Shares owned by his wife and children and the family foundation.

(4)
The number of Shares and nature of beneficial ownership is based on information contained in Schedule 13D and Form 4 filed with the Securities and Exchange Commission. Includes 59,608 Shares held by a family foundation. Mr. James disclaims beneficial interest of the Shares held in the foundation.

(5)
The number of Shares and nature of beneficial ownership is based on information contained in Schedule 13G/A filed with the Securities and Exchange Commission.

(6)
The number of Shares and nature of beneficial ownership is based on information contained in Schedule 13G filed with the Securities and Exchange Commission.

(7)
Includes 39,375 Shares purchasable under stock options granted pursuant to Prima's Non-Employee Directors Stock Option Plan ("the Directors Plan") and 400 Shares owned by the daughter of Mr. Cummings. Mr. Cummings disclaims beneficial ownership of the Shares owned by his daughter.

(8)
Includes 21,375 Shares purchasable under stock options granted pursuant to the Directors Plan.

(9)
Includes 45,000 Shares purchasable under stock options granted pursuant to the Directors Plan.

(10)
Includes 50,625 Shares purchasable under stock options granted pursuant to the Directors Plan and 540 Shares owned by the wife of Mr. Seward. Mr. Seward disclaims beneficial ownership of the Shares owned by his wife.

(11)
Consists of 83,000 Shares purchasable under stock options granted pursuant to the Employee Plans, and 964 Shares allocated to Mr. Stenbuck's account in the ESOT as a participant in the ESOP.

(12)
Consists of 29,000 Shares purchasable under stock options granted pursuant to the Employee Plans, and 2,512 Shares allocated to Mr. Kennedy's account in the ESOT as a participant in the ESOP.

(13)
Consists of 19,000 Shares purchasable under stock options granted pursuant to the Employee Plans, and 2,791 Shares allocated to Mr. McGuire's account in the ESOT as a participant in the ESOP.

(14)
Consists of 9,500 Shares purchasable under stock options granted pursuant to the Employee Plans, and 7,897 Shares allocated to Mr. Carpenter's account in the ESOT as a participant in the ESOP.

(15)
Includes 728,250 Shares purchasable under stock options granted pursuant to the Employee Plans, 156,375 Shares purchasable under stock options granted pursuant to the Directors Plan and 53,395 Shares allocated to the ESOT accounts of individuals who are employee directors or officers of Prima.

5

Board of Directors

        The number of directors is established from time to time by resolution of the Board. The current authorized number of directors is six. Prima's Certificate of Incorporation also provides for the classification of the Board of Directors into three classes, as nearly equal in number as possible. All such classes serve for three years with one class being elected each year. Currently, the number of directors in each of the three classes is two. Assuming the presence of a quorum, a plurality of the votes cast in person or by proxy at an annual meeting of stockholders is required for the election of each director.

        Prima's current directors and certain information about each of them is listed below:

Name	Age	Position with Prima	Period of Service as Director or Officer
Richard H. Lewis	54	Chairman of the Board, Chief Executive Officer, President	April 1980
Neil L. Stenbuck	51	Executive Vice President—Finance, Chief Financial Officer, Treasurer, and Director	May 2001
James R. Cummings	69	Director	August 2000
Douglas J. Guion	56	Director	October 1988
Catherine J. Paglia	51	Director	May 2000
George L. Seward	54	Director	April 1980

        Mr. Lewis founded Prima in April 1980 and has served as its Chairman of the Board and Chief Executive Officer since that time. Mr. Lewis is the immediate past president of the Colorado Oil & Gas Association, a non-profit trade organization, and continues as a board member. He serves on the Advisory Council to the Leeds School of Business at the University of Colorado, the Board of Trustees of the Metro Denver YMCA and the Board of Directors of Partnership for the West. Mr. Lewis served as the natural gas producer appointed representative on a select panel that studied and reported to the Colorado legislature on electric restructuring in Colorado. Mr. Lewis is the Chairman of the Board of Entre Pure Industries, Inc., a privately held company involved in the purified water and ice business. In 2000, Mr. Lewis was inducted into the Ernst & Young Entrepreneur of the Year Hall of Fame. He graduated from the University of Colorado with a B.S. degree in Finance and Accounting.

        Mr. Stenbuck has served as Executive Vice President and Chief Financial Officer of Prima since July 2001. He was previously with Basin Exploration, Inc., where he served as Vice President—Finance, Chief Financial Officer, Treasurer and a director from 1995 to 2001. Prior to joining Basin, Mr. Stenbuck was with United Meridian Corporation where he served as Vice President—Capital via the 1994 merger between UMC and General Atlantic Resources, Inc., where he held the same position beginning in 1989. He joined General Atlantic in 1987 as Vice President—Finance and Accounting. Mr. Stenbuck is a Certified Public Accountant. He received a B.S.B.A. degree in Accounting and Finance from the University of Arizona.

        Mr. Cummings served 20 years as a partner with Deloitte & Touche LLP ("Deloitte"). Mr. Cummings' career with Deloitte included serving as Partner-in-Charge of the Denver tax department, National Industry Director of the U.S. Energy Resources Group and Partner-in-Charge of the National Special Acquisitions Group. Mr. Cummings served many of Deloitte's national oil and gas and other energy clients on industry, regulatory and tax matters. He also served as engagement partner on several litigation and regulatory engagements. Mr. Cummings has been a frequent speaker and author and has testified before Congressional and Treasury Department hearings involving the oil and gas industry. He has been involved in many professional activities including serving on the Board of the Independent Petroleum Association of America, the Colorado Society of Certified Public Accountants, the Petroleum Accountants Society of Colorado and the Denver Petroleum Club.

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        Mr. Guion founded Colorado Energy Minerals, Inc., a privately held oil and gas company owned by him and his family, in 1987. He co-founded Golden Buckeye Petroleum Corporation in 1980 and served as its Chairman of the Board until that company merged with Prima in 1988. Prior to 1980, Mr. Guion spent 10 years as a co-owner and manager for various geological and geophysical consulting firms and in various other business enterprises, including home building and real estate. Mr. Guion holds a B.S. degree in Geophysical Engineering from the Colorado School of Mines. He is a Registered Professional Engineer, Registered Geophysicist and Certified Petroleum Geologist.

        Ms. Paglia has been a member of the Board of Directors of Enterprise Asset Management, Inc. since December 1997, and since June 1999 has been working full time managing and overseeing investment opportunities for the privately held investment firm. She has been a director of Strategic Distribution, Inc., a publicly held industrial distribution business, since 1990, and served in various management capacities at the company from January 1989 to April 1997. Ms. Paglia served as Executive Vice President and Chief Financial Officer of Fine Host Corporation, a publicly held contract food service company, from April 1997 to September 1998. Fine Host Corporation filed a Chapter 11 petition for reorganization under federal bankruptcy laws in January 1999. From January 1989 to April 1997, Ms. Paglia served as a Managing Director of Interlaken Capital, Inc., a private investment firm, where she managed investment opportunities. From 1982 through 1988, she was employed by Morgan Stanley & Co. Incorporated, serving as a Managing Director in the corporate finance area during the last two years of her tenure. She has a B.A. from Carleton College in Northfield, Minnesota and an M.B.A. from Harvard University.

        Mr. Seward served as Corporate Secretary of Prima from 1980 until 1988. He has been engaged in the farming and ranching business since his graduation from Colorado State University with a B.A. degree in 1972. Since 1975, Mr. Seward has operated Seward Land and Cattle Company, a privately held company, as its majority stockholder and President.

        No family relationship exists between any of the directors and executive officers of Prima. Ms. Paglia is the daughter of Mr. Robert James, who is a greater than 10% stockholder of Prima. No director is a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of that Act, with the exception of Ms. Paglia, who is a director of Strategic Distribution, Inc.

        There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was or is to be selected as a director.

Committees of the Board of Directors

        The Board has established the following standing committees:

  •
  The Audit Committee is responsible for overseeing Prima's financial reporting process, reviewing accounting policies and reports, selecting Prima's independent auditors and meeting with such accountants to discuss audit results and issues related to audit services. The Audit Committee is comprised of Ms. Paglia, Mr. Cummings and Mr. Seward, each of whom is independent as defined by the rules of NASDAQ and the SEC. Each of the members is financially literate and the Board has determined that Mr. Cummings is a financial expert as prescribed by the SEC. The audit committee held four meetings during 2003.

  •
  The Compensation Committee reviews and recommends to the Board the base salary and incentive compensation of the chief executive officer and other officers and key employees, the terms of any proposed employee benefit arrangements and the awards under such arrangements. The Compensation Committee met formally five times during 2003. The members of the Compensation Committee are Mr. Cummings, Mr. Seward and Ms. Paglia.

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  •
  The Nominating Committee reviews and makes recommendations to the Board regarding the Board's composition and structure, establishing criteria for Board membership and evaluating corporate policies relating to the recruitment, selection, tenure, and qualification of Board members. The Nominating Committee considers those persons recommended for nominating to the Board of Directors by stockholders. A stockholder suggesting a nominee to the Board must send the nominee's name, biographical material, beneficial ownership of Shares and other relevant information in writing to the Secretary of Prima in a timely manner as set forth in Prima's Bylaws, accompanied by a consent of such nominee to serve if elected. In identifying candidates for membership on the Board of Directors, the Nominating Committee takes into account all factors it considers appropriate, which may include ensuring that the Board of Directors, as a whole, consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise, local and community ties and minimum individual qualification, including strength of character, mature judgment, familiarity with Prima's business and industry, independence of thought and an ability to work collegially. The Nominating Committee may also consider the extent to which the candidate may fill a particular need of the Board. The Nominating Committee is comprised of Mr. Cummings and Ms. Paglia, each of whom is independent as defined by the rules of NASDAQ. The Nominating Committee met in April 2004 for the purpose of recommending to the Board the nomination of the nominees named in Prima's Proxy Statement dated April 16, 2004.

        Each of the Audit Committee and the Nominating Committee has adopted a committee charter which set forth its purposes, duties and responsibilities including provisions for annual performance evaluations. A copy of each charter is attached to Prima's proxy statement dated April 16, 2004. We have also adopted a Code of Business Conduct and Ethics, a Financial Code of Ethics for Senior Officers and Complaint Procedures for Financial, Accounting and Audit Matters.

Board of Directors

        The Board held six meetings during 2003. During 2003, each incumbent director attended at least 75% of the total number of meetings of the Board or committees of the Board on which such director served during the period such director was a member.

Compensation of Directors

        Non-employee directors are compensated as follows:

  •
  Annual fee in the amount of $10,000 payable in quarterly installments.

  •
  Board meeting attendance fee of $1,000 per meeting attended in person.

  •
  Audit Committee or Compensation Committee attendance fees of $2,500 annually, payable in quarterly installments.

        Under Prima's Non-Employee Directors Stock Option Plan, each non-employee director receives options to purchase 22,500 shares of Prima common stock on the effective date of the Plan, or if later, upon election or appointment to the Board of Directors. On each subsequent anniversary date, each non-employee director receives additional stock options to purchase 5,625 shares of common stock. The exercise price is the fair market value on the date of grant.

        Prima also reimburses its directors for actual expenses incurred in attending meetings of the Board. Directors who are employees receive no separate compensation for service on the Board or its committees.

        Prima has been advised that on June 24, 2004 a legal action was filed in Delaware Chancery Court by one or more Stockholders against Prima and other persons and entities, including Purchaser and Parent, in connection with the Offer. Until Prima has had an adequate opportunity to analyze the pleading, Prima will not comment further or take a position with respect to the allegations or remedies sought.

8

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires Prima's officers and directors, and persons who own more than 10% of a registered class of Prima's equity securities, to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. SEC regulations require that officers, directors, and greater than 10% stockholders furnish Prima with copies of all Section 16(a) filings.

        Based solely on its review of copies of such forms received by Prima or written representations that no Form 5's were required for those persons, Prima believes that, during the year ended December 31, 2003, its officers, directors, and greater than 10% beneficial owners complied with all applicable filing requirements except as follows: Mr. Richard H. Lewis, Mr. Neil L. Stenbuck, Mr. Michael R. Kennedy, Mr. Michael J. McGuire, Mr. John H. Carpenter and Ms. Sandra J. Irlando were granted options to acquire Shares in November 2003. The Form 4's were due November 10, 2003 and filed April 8, 2004.

Executive Officers

        The executive officers of Prima on June 23, 2004 were as follows:

Name	Age	Position with Prima
Richard H. Lewis	54	Chairman of the Board, Chief Executive Officer, and President
Neil L. Stenbuck	51	Executive Vice President—Finance, Chief Financial Officer, and Treasurer
Michael R. Kennedy	43	Executive Vice President of Engineering and Operations
Michael J. McGuire	54	Executive Vice President of Exploration
John H. Carpenter	49	Vice President of Marketing
Edward L. McLaughlin	48	Vice President of Land
Sandra J. Irlando	52	Vice President of Accounting and Corporate Secretary

        Each executive officer is elected annually by Prima's Board of Directors to serve at the Board's discretion.

        The following biographies describe the business experience of Prima's executive officers who are not also directors for at least the past five years.

        Michael R. Kennedy joined Prima as Executive Vice President for Corporate Development in July 1998. In May 2001, he became Prima's Executive Vice President of Engineering and Operations. Prior to joining Prima, Mr. Kennedy was employed by Ensign Oil & Gas, Inc. from January 1995 to July 1998 in various capacities, including Vice President—Asset Development and Corporate Planning. His experience includes serving as General Manager for Martin Exploration, as well as investment banking with San Diego Securities and various engineering capacities with Sun Exploration & Production Company. Mr. Kennedy received a B.S. degree in Petroleum Engineering from Colorado School of Mines, an M.S. degree in Petroleum Engineering from USC, an MBA from Pepperdine University and completed doctoral studies (All But Dissertation) in Applied Mineral Economics from Colorado School of Mines. He is a former member of the Board of Directors of the Colorado Oil & Gas Association and a current member of the Board of Directors of the Independent Petroleum Association of Mountain States and the Denver Petroleum Club.

        Michael J. McGuire was named Executive Vice President of Exploration in July 1998. He was with Cities Service Oil Company, Exploration and Production Research, from 1973 to 1978 where he worked on exploration projects worldwide. In 1978, he joined Amoco Production Company, where he managed exploration and development projects throughout the Rocky Mountain states and in Africa. From 1986

9

to 1998 he operated McGuire Geological Consulting, LLC. Mr. McGuire received a B.S. degree in Geology from the University of Nebraska and an M.S. degree in Geology from Oklahoma State University. He has been involved in many professional industry organizations. Mr. McGuire has served as an Associate Editor of the American Association of Petroleum Geologists. He has also served on the Board of Directors for the Potential Gas Committee and has served as Chairman of the Coalbed Methane Committee and Vice President of the Western Region. He is a Certified Petroleum Geologist. Mr. McGuire is currently a member of the Board of Directors for White Crown Federal Credit Union, Denver.

        John H. Carpenter joined Prima as Vice President of Marketing in April 1994. Mr. Carpenter has over 20 years experience in the oil and gas industry, primarily in the marketing, sales and trading of natural gas. Prior to joining Prima, Mr. Carpenter was a vice president with Barrett Fuels Corporation, a natural gas trading subsidiary of Barrett Resources Corporation, for four years. He also assisted in the initiation of natural gas trading activities for Public Service Company of Colorado in its wholly owned subsidiary, Fuel Resources Development Co., where he worked for eight years and was its manager of marketing. He received his B.A. degree in Journalism and Master of Science in Administration degree, both from the University of Denver.

        Edward L. McLaughlin joined Prima as Vice-President of Land in September 2003. Mr. McLaughlin has 23 years of experience in the oil and gas industry. Prior to joining Prima, Mr. McLaughlin served as Vice-President of Land and Business Development for Ensign Oil & Gas, Inc., Director of Business Development for EnCana Oil & Gas (USA) Inc. and Vice-President of Land for Ocean Energy, Inc. Mr. McLaughlin received a B.S. in Business from the University of Denver and an MBA from the University of Colorado. Mr. McLaughlin is a Certified Professional Landman and an active member of the American Association of Professional Landmen, where he chaired its 2003 National Convention. He is also a member of the Denver Association of Professional Landmen and was President from 1999-2000. Mr. McLaughlin currently serves on the Board of Directors of the Southwest Denver YMCA.

        Sandra J. Irlando joined Prima in 1988 as its Controller. She became Prima's Vice President of Accounting in June of 1993 and Corporate Secretary in June of 1994. She joined Golden Buckeye Petroleum Corporation in 1985 as Tax Manager and served as that company's Controller from 1987 until the merger with Prima in 1988. Prior to joining Golden Buckeye, Ms. Irlando worked as a certified public accountant. She received a B.S.B.A. degree in Accounting from the University of Denver.

        All officers of Prima are employed on a full time basis. There are no other arrangements or understandings between any of the officers and any other person pursuant to which he or she was to be selected as an officer.

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Summary of Annual Compensation

        The following table sets forth compensation paid to Prima's Chief Executive Officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers") for 2001, 2002 and 2003.

		Annual Compensation
Name and Principal Position				Long-term Compensation Options (#)	All Other Compensation (2)
	Year	Salary	Bonus
Richard H. Lewis	2003	$400,000	$0	22,500	$10,000
President and Chief	2002	400,000	50,000	25,000	8,500
Executive Officer	2001	400,000	100,000	100,000	8,500
Neil L. Stenbuck (1)	2003	$250,000	$50,000	18,000	$10,000
Executive Vice President—Finance,	2002	250,000	25,000	15,000	8,500
Chief Financial Officer, and Treasurer	2001	125,000	25,000	50,000	0
Michael R. Kennedy	2003	$179,667	$50,000	12,000	$10,000
Executive Vice President,	2002	152,333	25,000	7,000	7,600
Engineering and Operations	2001	140,000	12,000	10,000	8,500
Michael J. McGuire	2003	$177,000	$25,000	6,000	$8,850
Executive Vice President	2002	177,000	0	5,000	8,500
of Exploration	2001	177,000	6,000	10,000	8,500
John H. Carpenter	2003	$98,533	$10,000	4,500	$5,274
Vice President of Marketing	2002	97,800	7,500	2,000	5,140
	2001	97,800	5,000	3,000	5,265

(1)
Mr. Stenbuck became an officer and employee of Prima July 2001.

(2)
Amounts consist of allocations during each of the years under Prima's Employee Stock Ownership Plan ("ESOP"). The ESOP is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is for the benefit of all eligible employees of Prima. Prima contributions are payable at a minimum rate of 5% of eligible salaries (consisting of salary, bonus, and, in the case of certain non-officer employees, overtime) during the ESOP's fiscal year ending September 30, and are generally made quarterly. Plan participants become fully vested in the ESOP after six years of service to Prima. Mr. Lewis and Mr. Carpenter are both fully vested in the ESOP. Mr. Kennedy and Mr. McGuire were both 80% vested and Mr. Stenbuck was 20% vested as of September 30, 2003.

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Option Grants In 2003

        The table below shows information regarding the grant of non-qualified stock options made to the named executive officers under Prima's 2001 Stock Incentive Plan ("2001 Stock Incentive Plan"). The amounts shown for the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of 5% and 10% over the full ten-year term of the options. No gain to the optionee is possible without an increase in stock price above the price on the option grant date, which will benefit all stockholders proportionately. The 5% and 10% assumed rates of appreciation are derived from the rules of the SEC and do not represent Prima's estimate or projection of the future price of Shares. There can be no assurance that the potential realizable values shown on this table will be achieved.

	Individual Grants
					Potential Realizable Values at Assumed Annual Rates of Stock Price Appreciation For Option Term
		Percent of Total Options Granted to Employees In 2003
			Exercise Price Per Share
Name	Options Granted* (#)
				Expiration	5%	10%
Richard H. Lewis	7,500	5.80%	$20.19	5/12/2013	$95,230	$241,332
Richard H. Lewis	7,500	5.80	23.04	8/11/2013	108,673	275,399
Richard H. Lewis	7,500	5.80	27.29	11/5/2013	128,719	326,199
Neil L. Stenbuck	6,000	4.64	20.19	5/12/2013	76,184	193,066
Neil L. Stenbuck	6,000	4.64	23.04	8/11/2013	86,938	220,319
Neil L. Stenbuck	6,000	4.64	27.29	11/5/2013	102,975	260,959
Michael R. Kennedy	4,000	3.09	20.19	5/12/2013	50,790	128,711
Michael R. Kennedy	4,000	3.09	23.04	8/11/2013	57,959	146,879
Michael R. Kennedy	4,000	3.09	27.29	11/5/2013	68,650	173,973
Michael J. McGuire	2,000	1.55	20.19	5/12/2013	25,395	64,355
Michael J. McGuire	2,000	1.55	23.04	8/11/2013	28,979	73,440
Michael J. McGuire	2,000	1.55	27.29	11/5/2013	34,325	86,986
John H. Carpenter	1,500	1.16	20.19	5/12/2013	19,046	48,266
John H. Carpenter	1,500	1.16	23.04	8/11/2013	21,735	55,080
John H. Carpenter	1,500	1.16	27.29	11/5/2013	25,744	65,240

*
The options were granted at an exercise price equal to the closing price of the Shares on the date of grant and vest at a rate of 20% per year. Upon a Change of Control of Prima, as defined in the 2001 Stock Incentive Plan, all options granted under the plan would become exercisable in full. Consummation of the Offer will constitute a "Change of Control" for purposes of the Prima stock option plan. Options granted are non-transferable except by will or the laws of descent and distribution, may be exercised during the grantee's lifetime only by the grantee and must be exercised no later than ten years from the date of grant. The options expire if not exercised, in most cases, within twelve months of the grantee's death or total and permanent disability, on the effective date of termination of employment or, with the discretion of the Compensation Committee, within three months after normal or early retirement, and are subject to certain other conditions.

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Aggregated Option Exercises and Fiscal Year-End Option Value Table

        The following table sets forth information concerning each exercise of stock options during the year ended December 31, 2003 by Prima's Chief Executive Officer and the named executive officers and the fiscal year-end value of unexercised options held by each of them.

			Number of Unexercised Options at Year End (#)		Value of Unexercised In-The-Money Options at Year End ($)(2)
Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard H. Lewis	155,000	$3,176,375	438,750	102,500	$11,719,613	$552,400
Neil L. Stenbuck	0	0	36,333	46,667	189,340	396,620
Michael R. Kennedy	35,375	737,776	9,400	23,600	126,332	200,468
Michael J. McGuire	15,750	226,564	5,000	16,000	16,420	116,500
John H. Carpenter	3,000	55,740	1,600	7,900	5,804	69,926

(1)
Value realized equals the fair market value of the Shares on the date exercised less the exercise price, times the number of Shares exercised. Fair market value is determined by the average of the high and low sales price for the date exercised.

(2)
For all unexercised options held as of December 31, 2003, the aggregate dollar value of the excess of the market value of the Shares underlying the options over the exercise price of those options. On December 31, 2003, the closing sale price of the Shares was $35.16 per share.

Equity Compensation Plans

        Prima has three stock option equity compensation plans, each of which was adopted with the approval of security holders. The following table provides certain information concerning Shares authorized for issuance under Prima's three employee or director equity compensation plans as of June 7, 2004:

(a)	(b)	(c)
Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2)(3)
961,650	$17.66	1,195,500

(1)
In dollars per share.

(2)
Excludes securities reflected in column (a).

(3)
For additional information concerning Prima's equity compensation plans, see Note 9 of Prima's audited financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2003.

Employee Stock Ownership Plan

        Prima's ESOP is administered pursuant to a Trust Agreement. The ESOP is qualified under Section 410(a) of the Internal Revenue Code of 1986, as amended, and is for the benefit of all eligible employees of Prima. Prima's contributions are payable at a minimum rate of 5% of eligible salaries during ESOP's fiscal year ending September 30, and are generally made quarterly. Through September 30, 1993, the ESOP provided for contributions to be used to purchase Shares on the open market. Effective October 1, 1993, the ESOP was amended to allow fully-vested employees the option to direct the Trustees to diversify a portion of their investments by selling a limited portion of Shares held in their account and investing the proceeds, as well as new contributions, in various diversified

13

investment options. The ESOP benefits all full-time employees and provides for vesting in increments over six years. For the years ended December 31, 2003, 2002 and 2001, Prima expensed $363,000, $339,000 and $316,000, respectively, for its contributions to the ESOP.

Compensation Committee Report on Executive Compensation

        Under rules established by the SEC, Prima is required to provide certain information regarding the compensation of its Chief Executive Officer and other executive officers whose salary and bonus exceed $100,000 per year. Disclosure requirements include a report explaining the rationale and considerations that lead to fundamental executive compensation decisions. The following report has been prepared to fulfill this requirement.

        The Compensation Committee ("Committee") of the Board of Directors sets and administers the policies that govern the annual compensation and long-term compensation of executive officers of Prima. The Committee makes all decisions concerning compensation of executive officers that receive salary and bonus in excess of $100,000 annually, determine the total amount of bonuses to be paid annually and grant all awards of stock options under Prima's employee stock incentive plans. The Committee's policy is to offer executive officers competitive compensation packages that will permit Prima to attract and retain highly qualified individuals and to motivate and reward such individuals on the basis of Prima's performance.

        Executive salaries are reviewed by the Committee on an annual basis and are set for individual executive officers based on subjective evaluations of each individual's performance, Prima's performance and a comparison to salary ranges for executives of other companies in the oil and gas industry with characteristics similar to those of Prima. This allows the Committee to set salaries in a manner that is both competitive and reasonable within Prima's industry.

        At present, the executive compensation package consists of base salary, cash bonus awards and long-term incentive opportunities in the form of stock options and participation in Prima's ESOP. Executive officers participate in the ESOP on the same basis as all Prima employees. Prima does not provide any deferred compensation plan, nor does it provide a pension plan, 401(k) plan or other retirement benefits other than the ESOP.

        Cash bonuses may be awarded on an annual basis based upon evaluations of effort and performance. The use of a specific formula to evaluate management performance is not employed because it is difficult to define an appropriate formula and it restricts the flexibility of the Committee. The Committee considers the achievements of Prima, specifically including, but not limited to, earnings for the year, return on stockholders' equity and growth in proved oil and natural gas reserves, in determining appropriate levels for bonus awards. Following a review of Prima's performance after the close of the 2003 fiscal year, in March of 2004 the Committee determined that cash bonuses should be awarded, set a total dollar limit for the bonus pool and determined cash bonuses for Prima's Chief Executive Officer and the other named executive officers, based upon their respective contributions to Prima's performance during the year, as assessed by the Committee.

        Stock options may be granted to key employees, including executive officers of Prima. Such stock based awards continue to be an important element of the executive compensation package because they aid in the objective of aligning the key employees' interests with those of the stockholders by giving key employees a direct stake in the performance of Prima. Decisions concerning the granting of stock options are made based upon the individual performance of the executive, his or her level of responsibility, base salary and the number of options already granted to the executive. Options for 130,750 shares were granted to all employees in 2003.

        The compensation of Richard H. Lewis, Chief Executive Officer, consists of the same components as for other executive officers of Prima, and is largely dependent upon the overall performance of

14

Prima and a comparison to compensation being paid by comparable peer companies to their chief executive officers. For the year ended December 31, 2003, the base salary of Mr. Lewis was $400,000, the same as in 2002. No cash bonus award was paid in March 2004, compared to $50,000 paid in March 2003. Mr. Lewis was granted options to acquire 22,500 shares of Common Stock during 2003 compared to options to acquire 25,000 shares in 2002. The amount of the bonus awarded for 2003 and options granted in 2003 took into account a number of considerations concerning Prima's performance.

        This report is made by the members of the Compensation Committee, Mr. Seward, Mr. Cummings and Ms. Paglia.

Certain Relationships and Related Party Transactions

        One of Prima's directors and one officer has participated, individually or through controlled entities, in oil and gas properties in which Prima has an interest. These working interest participations have been in prospects or properties originated or acquired by Prima. In some cases, the interests sold to affiliated and non-affiliated participants were sold on a promoted basis requiring these participants to pay a disproportionate share of well costs. All participations by directors and officers have been on terms no less favorable to Prima than believed to be obtainable from non-affiliated participants. Such joint participations may occur again from time to time in the future. All participations by officers or directors have been and will continue to be approved by the disinterested members of Prima's Board of Directors.

        At any point in time, there may be receivables or payables with officers and directors that arise in the ordinary course of business, as a result of participations in jointly held oil and gas properties. Amounts due to or from officers and directors resulting from billings of joint interest costs or receipts of production revenues on these properties are handled on terms pursuant to standard industry joint operating agreements which are no more or less favorable than similar transactions with unrelated parties. Mr. Guion, through Colorado Energy Minerals, Inc., was billed for costs totaling $325,080 in 2003. The maximum amount outstanding at any one time was $74,787, and the amount outstanding at April 30, 2004 was $32,583.

15

Performance Information

        The following graph shows the changes over the past five year period in the value of $100 invested in: (1) Shares; (2) the NASDAQ Market Index; and (3) a peer group consisting of all the publicly-held companies within SIC code 1311, Crude Petroleum and Natural Gas, consisting of approximately 135 companies. The year-end values of each investment are based on share price appreciation and assume that $100 was invested December 31, 1998 and that all dividends are reinvested. Calculations exclude trading commissions and taxes. The comparison of past performance in the graph is required by the SEC and is not intended to forecast or be indicative of possible future performance of the Shares.

	As of December 31,
	1998	1999	2000	2001	2002	2003
Prima Energy Corporation	$100.00	$189.65	$620.06	$385.32	$396.13	$622.90
Peer Group Index	100.00	122.15	155.17	142.38	151.79	243.79
NASDAQ Market Index	100.00	176.37	110.86	88.37	61.64	92.68

16

SIGNATURES

        Pursuant to the requirements of the Exchange Act, Prima has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

PRIMA ENERGY CORPORATION
By:	/s/ NEIL L. STENBUCK Name: Neil L. Stenbuck Title: Executive Vice President—Finance, Chief Financial Officer and Treasurer

Dated: June 25, 2004

17

ANNEX B

PERSONAL AND CONFIDENTIAL

June 9, 2004

Board of Directors
Prima Energy Corporation
1099 18th Street, Suite 400
Denver, Colorado 80202

Madame and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.015 per share (the "Shares"), of Prima Energy Corporation (the "Company") of the $39.50 per Share in cash proposed to be received by holders of Shares in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 9, 2004 (the "Agreement"), by and among Petro-Canada (US) Holdings Ltd., ("Petro-Canada"), Raven Acquisition Corp., a wholly owned subsidiary of Petro-Canada ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $39.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Petro-Canada and its subsidiaries) will be converted into the right to receive $39.50 in cash.

        Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as a financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transactions contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking services to Petro-Canada from time to time, and we may provide investment banking services to Petro-Canada and the Company in the future. In connection with the above-described investment banking services we may receive compensation.

        Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to Petro-Canada and its affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Petro-Canada for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to stockholders and Quarterly Reports on Form 6-K of Petro-Canada;

certain publicly available upstream oil and gas company equity research reports, including the commodity price forecasts set forth in such reports; oil and gas reserve reports prepared by the Company's engineers and audited by Netherland, Sewell and Associates, Inc., independent petroleum engineers, and appraisals relating to the Company's non-reserve assets prepared by John S. Herold Inc., a specialized energy research and consulting firm (collectively, the "Appraisals"); certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors as we considered appropriate.

        We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, except for the Appraisals referred to in the fourth paragraph of this opinion, we have not been furnished with any such evaluation or appraisal. Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

        Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the $39.50 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)

2

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. EXHIBITS
SIGNATURE
1099 18TH STREET SUITE 400 DENVER, COLORADO 80202
Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
SIGNATURES
  ANNEX B